Filed by Lynx Therapeutics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Solexa Limited
Commission File No.: 000-22570

On January 31, 2005, Lynx Therapeutics, Inc. issued the following press release:

CONTACT:
Lynx Therapeutics, Inc.	Investor Contact:
Mary L. Schramke	Lippert/Heilshorn & Associates
Acting Chief Executive Officer	Jody Cain (jcain@lhai.com)
510/670-9300	Bruce Voss (bvoss@lhai.com)
310/691-7100

LYNX STOCKHOLDERS TO VOTE ON PROPOSED SOLEXA BUSINESS COMBINATION
AT ANNUAL MEETING OF STOCKHOLDERS MARCH 1, 2005

HAYWARD, Calif. — January 31, 2005 — Lynx Therapeutics, Inc. (Nasdaq: LYNX) today announced that it will hold its 2004 annual meeting of stockholders on March 1, 2005 at Lynx’s principal executive offices located at 25861 Industrial Boulevard, Hayward, Calif., beginning at 11:00 a.m. P.T. The proposals for consideration by Lynx’s stockholders include approval of the previously announced business combination with United Kingdom-based Solexa Limited.

Lynx began mailing a Proxy Statement/Prospectus containing information about the annual meeting, including the proposed business combination with Solexa and other items for stockholder consideration on January 28, 2005. Lynx stockholders of record at the close of business on January 3, 2005 are entitled to vote at the annual meeting.

“We urge our stockholders, regardless of the number of shares they hold, to vote in favor of the proposals in the Proxy Statement/Prospectus, including the items relating to the proposed Solexa combination as we believe joining forces will provide strategic and financial benefits to Lynx stockholders, particularly in reducing the cost and time to develop and commercialize our jointly owned technology,” stated Mary L. Schramke, Ph.D., Lynx’s acting chief executive officer. “Additionally, we believe that following the upcoming stockholders’ meeting, Lynx will again be in full compliance with Nasdaq listing requirements. We have filed an appeal with Nasdaq, which stayed Nasdaq’s decision to delist our shares, and concurrently we have filed an application for initial listing of our shares following consummation of the proposed transaction with Solexa.”

On January 4, 2005 Lynx received a Nasdaq Staff Determination letter indicating that its securities are subject to delisting from the Nasdaq SmallCap Market based on the Company’s failure to hold an annual meeting of stockholders by December 31, 2004 in accordance with Nasdaq Marketplace Rule 4350(e) and solicit proxies and provide proxy statements to Nasdaq in accordance with Nasdaq Marketplace Rule and 4350(g). Lynx requested and was granted a hearing before a Nasdaq Listing Qualifications Panel to be held on February 9, 2005 to review the Staff’s determination. However, there can be no assurance that the Listing Qualifications Panel will grant Lynx’s request for continued listing. Lynx’s common stock will continue to be listed on the Nasdaq SmallCap Market pending a final ruling.

On September 28, 2004 Lynx and United Kingdom-based Solexa Limited announced the signing of a definitive agreement providing for the combination of the two companies. On January 21, 2005, Lynx filed a final Registration Statement on Form S-4 regarding the proposed transaction with Solexa and other matters and on January 24, 2005 Lynx filed a Proxy Statement/Prospectus with the Securities and Exchange Commission (SEC), which is available at the SEC Web site at www.sec.gov. The transaction, which is subject to approval by the Lynx stockholders and acceptance by the Solexa shareholders, is expected to close in the first quarter of 2005.

About Lynx

     Lynx believes that it is a leader in the development and application of novel genomic analysis solutions. By “novel,” Lynx means next generation technology that will take the engagement of thought leaders before broader commercial acceptance can occur. Lynx’s Massively Parallel Sequencing System (MPSS™) consists of proprietary instrumentation and software that are used to analyze millions of DNA molecules in parallel, enabling genome structure characterization at an unprecedented level of resolution. As applied to gene expression analysis, MPSS™ provides comprehensive and quantitative digital information important to modern systems biology research in the pharmaceutical, biotechnology and agricultural industries. For more information, visit Lynx’s Web site at www.lynxgen.com.

Where to Find Additional Information about the Transaction

Lynx filed an amended Registration Statement on Form S-4 (File No. 333-120101) with the SEC on January 21, 2005 and a final Proxy Statement/Prospectus on January 24, 2005 in connection with the proposed transaction with Solexa, and Lynx has mailed the Proxy Statement/Prospectus to its stockholders and shareholders of Solexa. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CAREFULLY. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LYNX, SOLEXA, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents through the Web site maintained by the SEC at www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Lynx by directing a request through the Investor Resources section of Lynx’s site at www.lynxgen.com or by mail to Lynx Therapeutics, Inc., 25861 Industrial Blvd., Hayward, CA 94545, attention: Investor Relations, telephone: 510-670-9300.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Lynx files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Lynx at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Lynx’s filings with the SEC are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at www.sec.gov.

Interests of Certain Persons in the Transaction

Lynx will be soliciting proxies from Lynx’s stockholders in favor of the issuance of shares of Lynx’s common stock in the transaction. The directors and executive officers of Lynx and the directors and officers of Solexa may be deemed to be participants in Lynx’s solicitation of proxies. Certain executive officers and directors of Lynx and certain officers and directors of Solexa have interests in the transaction that may differ from the interests of the Lynx stockholders and the Solexa shareholders generally. These interests are described in the Proxy Statement/Prospectus, as it may be amended from time to time.

This press release contains “forward-looking” statements, including statements related to Lynx’s continued listing on the Nasdaq SmallCap Market and the proposed business combination between Lynx and Solexa. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “predicts,” “expects,” “envisions,” “hopes,” “estimates,” “intends,” “will,” “continue,” “may,” “potential,” “should,” “confident,” “could” and similar expressions are intended to identify forward-looking statements. The success of the transaction and future operating results of Lynx may differ materially from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with the transaction, such as potential inability to realize the expected benefits and synergies of the transaction; risks related to future opportunities and plans for the combined company; potential difficulties in the assimilation of the operations, strategies, technologies and products of the acquired company; the risk of loss of key personnel and the risk of diversion of management attention from other business concerns; and general business risks, including, among others, risks detailed from time to time in Lynx’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2003, as amended, its Quarterly Report on Form 10-Q for the period ended September 30, 2004 and its Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) on January 24, 2005. Lynx does not undertake any obligation to update forward-looking statements.

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